Exhibit 99.3

European Commission selects Mynaric-co-led UN:IO consortium for initial work on an independent European satellite communications constellation

Mynaric-co-led UN:IO, a consortium of companies, to outline within the next six months a detailed technical concept for its proposed constellation architecture

Munich, 13 December 2021 — The Mynaric-co-led consortium UN:IO has been selected by the European Commission for initial work on an independent European satellite network. The European Commission selected UN:IO and one other consortium to outline within the next six months a detailed technical concept for their respective proposed constellation architecture to establish Europe’s future sovereign communications infrastructure in space. The selection for the study follows a competitive tender that engaged around a dozen contesters bidding to lay out Europe’s path towards a secure, very fast and, above all, sovereign communications network.

Mynaric, together with rocket launch provider Isar Aerospace and satellite manufacturer Reflex Aerospace, form the inner circle of the UN:IO consortium that leads a group of currently around twenty involved European companies and organizations. With its unique approach to industrialize laser communications at scale, Mynaric is the designated supplier of optical communications terminals for UN:IO’s proposed satellite network of more than 400 satellites.

“We are incredibly proud that the European Commission has selected our consortium to lay out the architecture for an independent European satellite network,” said Bulent Altan, CEO of Mynaric. “Satellite communication infrastructure will become as essential for future commerce as physical bridges were in the past. It is good to see Europe intends to catch up on the technological ambition, industrial capability, and geopolitical sovereignty of other nations who are already well on their way building space infrastructure. We look forward to contributing to Europe’s own solution and provide laser communications solutions to unleash the satellite network’s full utility.”

While the full constellation is expected to become operational by 2025, UN:IO plans to launch an initial satellite demonstrator as early as 2023 as part of which Mynaric will deploy its CONDOR Mk3 optical communications terminal. The mission is intended to showcase variable transmission speeds of up to 100 Gbps as well as space-to-air and space-to-ground links retiring technical risks associated with these product functionalities and demonstrating future capabilities needed by existing and prospective Mynaric customers planning to launch their own constellations.

UN:IO consortium companies including Mynaric are present at World Satellite Business Week in Paris this week to continue the dialogue with industry and government organizations on system requirements and service needs for the proposed satellite network.

About Mynaric

Mynaric (Nasdaq: MYNA; Frankfurt Stock Exchange: M0Y) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, enabling ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C. For more information, visit mynaric.com.